SUB-ITEM 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  VAN KAMPEN PENNSYLVANIA TAX FREE INCOME FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen Pennsylvania Tax Free Income Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                Votes     Votes       Broker
Matter                                                              Votes For   Against   Abstain   Non-Votes
------                                                              ---------   -------   -------   ---------
(1)   Approve an Agreement and Plan of Reorganization............   5,707,880   243,322   238,293       0